Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund July 2013 Update
August 19, 2013

Supplement dated August 19, 2013 to Prospectus dated April 30, 2013
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.2%	-5.4%	$25.7M	$1,151.21
B	-0.3%	-5.7%	$265.9M	$966.45
Legacy 1	0.0%	-4.1%	$4.1M	$840.22
Legacy 2	-0.1%	-4.2%	$9.0M	$828.07
Global 1	0.0%	-3.7%	$10.7M	$813.84
Global 2	0.0%	-3.9%	$20.9M	$803.02
Global 3	-0.2%	-4.9%	$193.4M	$742.02
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The New Zealand dollar appreciated by nearly 3%, reaching a five-year high in the process, after the governor of the country’s Reserve Bank announced plans to raise interest rates. Gains were accelerated when the governor of the Reserve Bank of Australia expressed plans to cut interest rates in the near future. The Australian dollar depreciated materially on the same news.

Energy: Crude oil markets rallied nearly 7% as the U.S. Energy Information Administration reported the largest two-week decrease in U.S. crude inventories on record. Supply concerns stemming from political and civil unrest in the Middle East added to gains. Natural gas markets continued to experience sharp declines as moderate weather covered the Midwest and Northeast regions of the U.S., putting pressure on demand.

Equities: The Hang Seng Index made gains in excess of 5% as the People’s Bank of China allowed banks to determine their own interest rates on loans for the first time in history and ensured that it will intervene if the economy’s slowdown continues to accelerate. The S&P 500 reached record highs as major U.S. companies reported strong earnings, supporting bullish sentiments in the markets.

Fixed Income: Prices for 30-Year U.S. Treasury Bonds decreased by more than 1% as investors speculated about a possible tapering of the Federal Reserve’s Quantitative Easing policy in the near future.

Grains/Foods: Corn prices plummeted by 27% as ideal growing conditions persisted throughout a crucial pollination period for the crop, which drove the yield estimate to a record high. Soybean markets also depreciated materially on news of a record harvest out of Brazil and favorable weather forecasts in the U.S.

Metals: Gold prices gained 8% as the U.S. dollar depreciated against most global currencies and investors attempted to cover their short positions. Silver prices appreciated modestly on the same news. Base metal markets finished the month slightly higher as investors reacted to mixed news out of China concerning the current state of its economy.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$779,468	-$8,084,688
Change In Unrealized Income (Loss)	2,939,181	3,711,581
Brokerage Commission	-157,042	-1,838,844
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-533,995	-3,437,309
Change in Accrued Commission	6,176	29,131
Net Trading Income (Loss)	1,474,852	-9,642,737

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$64,766	$377,611
Interest, Other	45,117	365,339
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	1,584,735	-8,899,787

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	339,818
Operating Expenses	114,144	878,272
Organization and Offering Expenses	132,468	1,017,181
Brokerage Expenses	2,561,172	19,761,917
Dividend Expenses	0	0
Total Expenses	2,807,784	21,997,188

Net Income (Loss)	-$1,223,049	-$30,896,975

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$543,849,385	$636,740,049
Additions	1,921,180	20,632,987
Net Income (Loss)	-1,223,049	-30,896,975
Redemptions	-14,844,334	-96,772,879
Balance at July 31, 2013	$529,703,182	$529,703,182
PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,151.205	22,365.29090	$25,747,028	-0.24%	-5.36%
B	$966.452	275,091.61924	$265,862,950	-0.30%	-5.71%
Legacy 1	$840.215	4,872.50764	$4,093,953	-0.05%	-4.10%
Legacy 2	$828.072	10,835.54551	$8,972,615	-0.07%	-4.23%
Global 1	$813.836	13,197.70121	$10,740,769	0.00%	-3.75%
Global 2	$803.021	26,036.97919	$20,908,248	-0.02%	-3.89%
Global 3	$742.016	260,611.21872	$193,377,619	-0.17%	-4.86%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership